COASTAL PACIFIC MINING CORPORATION
927 DRURY AVENUE, NE
CALGARY, ALBERTA
T2E OM3

May 31, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

RE:         Coastal Pacific Mining Corporation (the “Company”)
Form 20-F for fiscal year ended April 30, 2011
Filed November 15, 2011
File No. – 000-53617

Dear Ms. Jenkins:

Further to your letter of April 30, 2012 in regard to the above noted Company filing, we hereby respond as follows:

Form 20-F for the fiscal Year Ended April 30, 2011
Financial Statements, page F-7

Note 3. Income Taxes, page F-9

Comment:

1.
We note your disclosure that you have losses carried forward of approximately $3,479,700, which expire starting 2027.  Please provide draft disclosure to be included in future filings that provide all the required disclosures in ASC 740-10-50.

Response:

The Company has provided draft disclosure below for your review. In addition, based on advice from our Canadian income tax accountants as to the treatment of certain of the components of the loss from operations and application of certain sections of the Canadian Income Tax Act thereon, you will note our losses carried forward as stated below reflect the impact of this recently obtained information.

We follow applicable FASB Codification regarding Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision (benefit) for income taxes for the years ended April 30, 2011, and 2010 by applying the statutory income tax rate of 26.5% (2010 – 28.5%, 2009 – 30%) was as follows:

	April 30,	April 30,	April 30,
	2011	2010	2009

Deferred tax asset attributable to:
Current operations	$(791,737)	$(59,904)	$(42,127)
Less: loss on debt settlement	97,350	-	-
Change in derivative liability	(398,893)	-	-
Warrant liability	432,880	-	-
Amortization of Beneficial Conversion Feature	246,192	-	-
Valuation allowance	414,208	59,904	42,127

Net refundable amount	$-	$-	$-

We have relied on the provisions of section 40(2) (e.1)  of the Canadian Income Tax Act (the “Act”) when considering the allowances available for the finance related costs including the warrant liability, amortization of the beneficial conversion feature and the loss incurred on debt settlement.  The Company believes the provisions of the ACT would deny any amounts of deductions or losses as a result of the aforementioned transactions.

The composition of the Company’s deferred tax assets as at April 30, 2011, April 30, 2010 and April 30, 2009 is as follows:

	April 30,	April 30,	April 30,
	2011	2010	2009
Deferred tax assets:
Net operating loss carry forward	$2,987,708	$210,191	$140,425
Less: loss on debt settlement	(367,357)	-	-
Change in derivative liability	1,505,257	-	-
Warrant liability	(1,633,510)	-	-
Amortization on BCF	(929,025)	-	-
Valuation allowance	(1,563,073)	(210,191)	(140,425)
Total deferred tax asset	$-	$-	$-

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at April 30, 2011, the Company had estimated non-capital losses for Canadian tax purposes of $2,055,094, which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses
2027	$42,609
2028	98,796
2029	140,425
2030	210,191
2031	1,563,073
$2,055,094

Note 6. Stockholders’ Equity, page F-11

Comment:

2.
We note you disclosed that during the fiscal year ended April 30, 2011, you settled US$267,804 of debt with 133,901,985 shares of your common stock valued at CD$645,343 and recorded a CD$367,357 loss on debt extinguishment in your statements of operations.  We further note that you issued 2,000,000 shares of your common stock valued at CD$683,330 related to mineral option agreements and 200,000 shares for consulting services valued at CD$8,800.  Please tell us how you determined the value of your common stock for the debt settlement ($0.005), the mineral option agreement ($0.34) and the consulting services ($0.04), how you calculated your loss from debt extinguishment and cite the authoritative literature that supports your accounting for these transactions.

Response:

In regard to the calculation of losses from debt extinguishment, the Company valued the common stock issued with respect to each of the aforementioned transactions at the fair market value of the Company’s common stock on the transaction date.

(a)
On June 15, 2010, the Company settled US$267,804 of debt with 53,560,794 shares of the Company’s common pre-split common stock at a deemed price of $0.005 per share. On the date of the transaction the fair market value of the Company’s pre-split common stock was $0.012 per share.  Accordingly the Company valued the shares issued to settle the debt at the fair market value and recognized a loss on settlement of  CD$367,357 (US$374,926) in the Statement of Operations which amount reflects the difference between the fair value of the pre-split common stock of $0.012 per share, and the deemed price of $0.005 per share.   A split of 2.5 to 1 completed on July 7, 2011, was retroactively impacted in our financial statements.  In our notes to the financial statements we impacted the subsequent 2.5 for 1 split to the number of shares issued to settle the debt increasing the value to 133,901,985 common shares, however, the deemed price per share of $0.005 was not concurrently impacted with the split.  We have no authoritative literature to cite in respect to our valuation of this transaction.

On October 4, 2010 and November 1, 2010 respectively the Company issued 1,000,000 shares of common stock to acquire an option on certain mineral concessions.  In this regard we relied on the guidance provided in ASC 505-50 with respect to the issuance of the shares, which shares were valued at the fair market value on the issuance dates of $0.16 and $0.5099 respectively.

(b)
On March 4, 2011 the Company issued a total of 200,000 shares of common stock in respect of certain consulting fees which were valued at the fair market value on the date of issue or $0.045 USD per share. Again we relied on the guidance provided in ASC 505-50 with respect to the issuance of the shares.

Note 7. Related Party Transactions, page F12

Comment:

3.	Tell us and provide draft disclosure, to be included in future filings that describe the short term loan – related party balance of CD$1,290,858 at April 30, 2011.

Response:

Your query references a balance of CD$1,290,858 which is the balance noted for the Total Current Liabilities as at April 30, 2011, and not the balance of the short term loan – related party.

As at April 30, 2011 the Company has disclosed a Short term loan – related party balance of CAD$123,626 (USD $110,000).

Below is the applicable disclosure that was included in our April 30, 2011 Form 20-F as filed:

Note 7 – Related Party Transactions

c) Short term loan

On October 27, 2010, the Company received a loan from Valerie Martinez (“Martinez”), a shareholder of the Company, of US$60,000 for working capital and on November 2, 2010, the Company received an additional US$50,000 from Martinez, as a further working capital loan. The loans were short term loans bearing no interest and to be repaid upon the Company closing a convertible loan offering of US$2,000,000. During the fiscal year ended April 30, 2011, the Company did not make any cash payments, leaving $123,626 (USD$110,000) on the balance sheets – Short term loan- related parties.

Exhibits 12.1 and 12.2

Comment:

4.
Please confirm to us that in future filings you will revise the certifications required by Rule 13a-14(b) of the Exchange Act to conform to the exact language set forth in paragraph 12 of the instructions as to exhibits of the Form 20-F.  In particular, please revise paragraph 4 to include the introductory language referring to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company,” and eliminate the references “small business issuer” and “the registrant,” to refer to yourself as the company in paragraphs 3-5 of the certifications.

Response:

We hereby confirm to that in future filings we will revise the certifications required by Rule 13a-14(b) of the Exchange Act to conform to the exact language set forth in paragraph 12 of the instructions as to exhibits of the Form 20-F.  In particular, we will revise paragraph 4 to include the introductory language referring to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the company,” and we will eliminate the references “small business issuer” and “the registrant,” and refer to ourselves as the company in paragraphs 3-5 of the certifications.

Engineering Comments - General

Comment:

5.
Please correct your commission file number on the cover of your periodic and current filings to read 000-53617, which was assigned in conjunction with your filing of the Form 8-A registration statement on June 6, 2009.

Response:

We will correct our commission file number on the cover of our periodic and current filings to read 000-53617.

Comment:

6.
We note that you refer to or use the terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website and in some press releases.  As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7.  If you continue to make references on your web site and/or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from our website at http://www.sec.gov/edgar.shtml.”

      Please indicate the location of this disclaimer in your response.

Response:

We have included the requested disclosure on our website and it can be found at the bottom of the page on the Investor Relations section.   For any future news releases we confirm that we will include the requisite disclosure.
.
Risk factors, page 6

Comment:

7.
We note you referenced environmental studies and permitting requirements in your risk factors.  Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

Response:

In regard to your request above, following is a short summary of the permits and/or operational plans required to perform exploration activities on our properties.

 “Before any work involving mechanical disturbace of the ground can be initiated on the Santa Rita Property, both a Declaracion de Impacto Ambiental (DIA) and a Plan de Minado need to be approved by the the Ministerio de Energía y Minas (Peruvian Ministry of Energy and Mines) in the Huancavelica Mining District.

The DIA provides an overview of the property, including description of property location, geographic and geological setting, description of ecological and environmental setting, brief description of the proposed exploration program (with geographic coordinates for the areas in which work is proposed to be undertaken), anticipated impacts of the program and proposed reclamation to address any impacts.  The DIA also requires initial, limited archeological assessment and environmental baseline studies (predominantly water).

The Plan de Minado provides details of the proposed exploration program, a review of pertinent regulations and the manner in which the proposed program complies with those regulations.  Furthermore, the Plan de Minado provides details with respect to camp size, the number and dimensions of the buildings proposed for the camp, power source(s) for the camp, proposed methods for managing grey and black water and any other details they may determine to be related to the camp construction.

Information on The Company, page 11

Comment:

8.
We note that the website and email addresses provided in your filing are incorrect.  Please correct your email address and website location to www.coastalpacificminingcorp.com and info@coastalpacificminingcorp.com.

Response:

We will ensure that  our website and e-mail addresses are correct in our ongoing filings, and if an amendment to our Form 20-F is required, in the amendment to the 2011 Form 20-F..

Property, Plants and Equipment, page 17

Comment:

9.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1(a) to Item 4.D of Form 20-F.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.

•	A north arrow.

•	An index map showing where the property is situated in relationship to the state or province, etc., in which it is located.

•	A title of the map or drawing, and the date on which it was drawn.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

      Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

We have amended our drawings as detailed above and will include such drawings in the correct format in our filings.  Please advise if you require copies of the amended maps.

Comment:

10.	On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

•	Disclose how the exploration program will be funded.

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

Hotstone

a)  Previous work completed on the Hotstone property by a variety of operators, including the property vendor (Dave Gibson), have documented significant gold values, interpreted to be associated with a large hydrothermally altered quartz-carbonate fuschite shear zone trending east-west for over 5,000 feet (1,525 metres) through the property.  The proposed CDN$1.5 Million Dollar Phase I program is intended to provide follow-up evaluation of surface and sub-surface data (including geological, geophysical, geochemical data and previous diamond drilling results).  In particular, geophysical results documenting the east-west orientation of the zone of quartz-carbonate alteration which hosts known gold showings.

b)  The proposed 2010 Hotstone Field Budget is estimated to take approximately 3 months to complete, with permitting, authorizations, fieldwork, data compilation, drilling and final results.

Hotstone 2010 Field Budget
		KM/Meters
		Man Days / Units	Rate	Total
Field Management and supervision		100	$1,050.00	$105,000.00
Truck Rental		100	$150.00	$15,000.00
Fuel and Maintenance, Trucks and Quads		1	$12,000.00	$12,000.00
Quad rental		100	$80.00	$8,000.00
Surveying	Chain surveying	75	$450.00	$33,750.00
	Preflagging	75	$250.00	$18,750.00
Geophysics
	IP survey	75	$2,000.00	$150,000.00
Line Cutting		75	$800.00	$60,000.00
Drilling		5000	$155.00	$775,000.00
	Core Splitter	60	$150.00	$9,000.00
Geological
	Field Mapping	35	$1,000.00	$35,000.00
	Field assistant, Data interpretation, modeling, structural analysis and core logging	60	$1,000.00	$60,000.00
	Compilation and Report Writing	21	$1,000.00	$21,000.00
Assaying		1	$50,000.00	$50,000.00
Shipping		1	$10,000.00	$10,000.00
				$1,362,500.00
Misc and administration 10%				$136,250.00
		Total		$1,498,750.00

c) Initial work during the $1.5 Million Dollar Phase I exploration program will consist of establishing a north-south survey control grid over the entire east-west extent of the Quartz-Carbonate Alteration zone. A ground Geophysical IP Survey will be undertaken over the survey grid, with coincident detailed Geological Field mapping. A complete compilation of historical data, together with the results of the ground IP Survey and the Field mapping will be undertaken in order to define a subsequent drill program. The overall objective of the exploration program will be to evaluate previous geological, geophysical, geochemical and previous drilling results.  Subsequent to the Phase I program, management will make a decision on the next Phase of exploration on the Hotstone Property. The Phase I program will follow National Instrument NI 43-101 protocols for an exploration program.

d) The $1.5 Million Dollar Phase I Hotstone Exploration program is expected to be funded by the Company under a $10,000,000 draw down equity line which the Company has negotiated.

e) The $1.5 Million Dollar Phase I program will be conducted under the direct supervision of the Vice-President of Exploration for the Company, David Gibson.

David Gibson is a graduate of Georgian College in Business Administration specializing in Marketing. In 1998 David was a founding member of Diatreme Explorations , which eventually was rolled into Mantis Minerals Corporation (MINE. CNQ) in 2007. Previously in 1989 Mr. Gibson formed Gibson and Associates Services Company to provide services to the Mining, Oil and Gas as well as Environmental sectors. In 2008 Mr. Gibson formed Norquest Drilling to provide contract diamond drilling services to the mining industry.

David Gibson began working in the mining industry in 1982, in the northern mining districts of Ontario and Quebec performing geotechnical, geophysical and geochemical surveys for junior and major mining companies. Gibson and Associates, a highly successful business to date, was founded to provide exploration services, which today including geomatics, geophysics and geochemistry to the Environmental, Mining and Oil and Gas sectors. Mr. Gibson has worked in collaboration with the Ontario Geological Survey and the Geological Survey of Canada investigating the circular vegetative phenomenon found in the James Bay Lowlands of Ontario and was published for his efforts and involvement.

Throughout his career he has performed contract field services, along with contract diamond drilling through his drilling company namely Norquest Drilling. Also assisting numerous junior mining companies and major mining companies in Canada and the United States. Mr. Gibson also provided advanced exploration technical consulting services of geomatics, geophysics, geochemistry and geotechnical design, implementation, and management for the exploration for Gold and Silver, Diamonds, Base metals and Platinum Group Elements.

Mr. Gibson brings over 28 years of mineral exploration experience and mining acumen with strong business and management skills to Coastal Pacific Mining.

The Company has not undertaken any work on the Hotstone property as of the date of this filing, the Company hopes to be able to complete its Draw Down Equity Line financing and to commence exploration in sufficient time to meet its requirements to earn its optioned interest.

Santa Rita

a)               The Phase I program has just been completed on the Santa Rita property, comprised of soil sampling, prospecting, geological mapping and sampling of the vein system exposed near the crest of Humaspunco Mountain.  In addition, a Real Time Kinematic Global Positioning System (RTK-GPS) survey was also completed in conjunction with the soil survey so as to provide a regularly spaced grid of points from which to derive topographic contours for the area of interest.  Topographic control will be required for planning the locations of an access road to facilitate drilling on Humaspunco Mountain, as well as for sub-surface control of the drill holes (i.e. surface elevation of the drill collars).

b)           Proposed Budget

2 Marookas				2	$15,000.00	$30,000
Internet - Satellite system				1	$4,500.00	$4,500

Camp
Food Services Officer and Assistant
60	days at $120 / day			60	$120.00	$7,200
Food Ration
771	days at $20 / day			771	$20.00	$15,420
Base Facility - Up to 20 person camp
56	days at $150 / day			56	$150.00	$8,400

Program Manager and NI 43-101 Qualified Person
8	days at $400 / day			8	$400.00	$3,200

Camp Captain
56	days at $135 / day			56	$135.00	$7,560

Translator
40	days at $50 / day			40	$50.00	$2,000

Trucks + Drivers	93	days at $130 / day		93	$130.00	$12,090

Campesinos	154	days at $50 / day		140	$50.00	$7,000

Ground Geophysical Program
Magnetics				1	$12,000.00	$12,000

Surface Mapping - 18 days at $850 / day
Geologist + Assistant				41	$780.00	$31,980
	Prep	300	samples at $8 / sample	300	$8.00	$2,400
	Analysis	300	samples at $12 / sample	300	$12.00	$3,600
	Over-Limits (Ag, Pb, Zn - per element)
	300	analyses at $12.00 / analysis		300	$12.00	$3,600

Underground Mapping
	Geologist + Assistant
	14	days at $600 / day		14	$600.00	$8,400

	Rock (Panel Samples on Veins - u/g)
	18	days at $260 / day		18	$260.00	$4,680
	Prep	100	samples at $8 / sample	100	$8.00	$800
	Analysis	100	samples at $12 / sample	100	$12.00	$1,200
		Over-Limits (Ag, Pb, Zn - per element)
	100	analyses at $12.00 / analysis		100	$12.00	$1,200

Excavator
		Mob - De-Mob - Low-Bed - Huancayo				$10,000
	Road-Building
	3	days at $1650 / day		3	$1,650.00	$4,950
	Trenching - Veins
	7	days at $1650 / day		7	$1,650.00	$11,550

Geochemistry
	Soils - Property
	Prep	1800	samples at $2.44 / sample	1800	$2.44	$4,392
	Analysis	1800	samples at $12 / sample	1800	$12.00	$21,600
	Disposal	1800	samples at $0.50 / sample	1800	$0.50	$900
		Over-Limits (Ag, Pb, Zn - per element)
	1500	analyses at 12.00 / analysis		1500	$12.00	$18,000

	Silts - Property
	Prep	30	samples at $2.44/ sample	30	$2.44	$73
	Analysis	30	samples at $12 / sample	30	$12.00	$360
	Disposal	30	samples at $0.50 / sample	30	$0.50	$15

	Water Samples
	2	man-days at $250 / day		2	$250.00	$500
	10	samples at $150 / sample		10	$150.00	$1,500

	Rock (Samples on Veins - surface)
	Prep	200	samples at $8 / sample	200	$8.00	$1,600
	Analysis	200	samples at $12 / sample	200	$12.00	$2,400
		Over-Limits (Ag, Pb, Zn - per element)
	200	analyses at $12.00 / analysis		200	$12.00	$2,400

Drill Program
Mob - De-Mob - Huancayo						$10,000
Drilling	3000	m at $100 / m		3000	$100.00	$300,000
Geologist + Assistant
	85	days at $500 / day		85	$500.00	$42,500
	Prep	1000	samples at $8 / sample	1000	$8.00	$8,000
	Analysis	1000	samples at $12 / sample	1000	$12.00	$12,000
	Over-Limits (Ag, Pb, Zn - per element)
	1000	analyses at $12.00 / analysis		1000	$12.00	$12,000

Field Supplies
206	man-days at $25 / day			206	$25.00	$5,150

			Sub-Total			$637,120

			Peruvian IGV Tax		19.00%	121,053

					Total	$758,173

c)           Previous work (summarized and amended by a NI 43-101 compliant report) documented a series of at least 6 high grade, silver-enriched base metal veins and an associated manto horizon.  Work completed by the Company in Phase I resulted in identification of additional, high grade, silver-enriched base metal veins and at least two silver-bearing, base metal-enriched manto horizons.  Once the analytical results for the samples recovered have been received, initiation of the Phase II program, comprised of diamond drilling, is expected.  Construction of a semi-permanent camp will also be required in support of Phase II drilling and, subsequently, anticipated bulk sampling.

d)           All work on the Santa Rita property will be under the supervision of Rick Walker, Chief Geologist for the Company.

Richard (Rick) Walker is a professional geoscientist registered in the province of British Columbia. Rick received both his B.Sc. (1986) and M.Sc. (1990) from the University of Calgary and has worked in the Mineral Exploration Industry since then.

Over the past twenty years, Rick has worked in many diverse jurisdictions, including Alberta, the Yukon, the Northwest Territories and Nunavut, Alaska, Montana, New Brunswick and Brazil. In the course of his career, he has successfully completed contracts for the Government of the Northwest Territories (MIDA), the Geological Survey of Canada, as well as junior to major mining companies.

Working predominantly as a Consulting Geologist, Rick has worked on a diverse suite of metal and/or commodity types, hosted by a wide variety of mineral deposit models , including (but not limited to) diamonds, base metals (vein / manto, sedimentary exhalative (SEDEX) and volcanogenic massive sulphide (VMS)), precious metals (SEDEX, VMS, skarn-type and veintype), industrial minerals (graphite, barite, dimension stone). Most recently, the majority of his work has been directed toward evaluation of both bulk tonnage porphyry-style mineralization (copper + molybdenum ± silver ± gold ± tungsten) and low tonnage, high grade manto and / or vein -type mineralization.

Hotstone Property, page 19

Comment:

11.
We note you are reporting assay values as high as 3.14 ounces per ton in this section.  When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”

•	Eliminate statements containing grade and/or sample-width ranges.

•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•	Generally, use tables to improve readability of sample and drilling data.

•	Soil samples may be disclosed as a weighted average value over an area.

•	Refrain from reporting single soil sample values.

•	Convert all ppb quantities to ppm quantities for disclosure.

•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.  Please note the TSX Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of these items.

Response:

We have revised our disclosure on Page 19 of our current Form 20-F as detailed below:

“Our valuation of the Hotstone claims and our decision to enter into the Hotstone Agreement was based on publicly accessible information on the history of the various claims and management’s analysis of that information relative to the future prospects of the property.  The Hotstone claims hold the potential for gold and base metals deposits.  Numerous historical gold showings, new discoveries and geophysical and geochemical anomalies outlined by groundwork programs conducted in the area by Warrior Ventures Incorporated, the Ontario Geological Survey (OGS), and Geological Survey of Canada (GSC), speak to the property’s potential.  To date, the property development has included geophysics, geochemistry, surveying and drilling.  Further detail on previous operations is supplied below:

-	In 1941 V.B. Meen reported free gold in a trench within the highly altered carbonate zone.

-
In 1942, a Cobalt prospector by the name of Kenty performed extensive trenching and gold panning on quartz veins within the large carbonate zone on mining claims S34780, S34720, S36208 and S36346. Some 50 trenches were completed with gold documented in quartz veins ~~returning values as high as 3.14 oz/ton across widths of 0.6 meters. The carbonatized host rock generally gave values of less than 0.5 oz/ton~~.

-
The Kenty brothers were noted for the discovery of many gold showings in the Swayze greenstone belt, notably the Kenty Mines in near-by Swayze Township that returned highly anomalous ~~had~~ gold assays ~~up to 117 oz/ton Au~~.

-
In 1946 Hotstone Minerals Limited conducted further trenching and drilled 26 EX diamond core holes on the Hotstone Gold Property and reported one drill hole of 4.1 feet at .26 oz/ton and .47 oz/ton in sludge over 30 feet. The exact location of the hole on the property is unknown due to incomplete records/reports submitted by the company.

-
During 1983 Kirkland Resources Incorporated /International Rhodes merged their land holdings in the Hotstone Lake area and explored with Noranda as the operator. The latter company completed extensive geological mapping, humus and soil sampling, as well as detailed trenching, surface channel sampling, and eight diamond drill holes (1022m) to test the carbonate shear zone for its economic gold potential. Drilling yielded ~~high~~ anomalous but erratic gold values ~~(as high as 0.23 oz/ton across 1.4 meters).~~

-
In 1994 B. McDonough completed magnetic-VLF surveys, mapping, rock sampling and trenching in an effort to investigate the extent of the Hotstone Lake carbonate zone and to locate the source of the ~~high-grade~~ quartz boulders having elevated anomalous gold values.

-
In 1997 Orezone Resources Inc. conducted a property visit and took samples of the high-grade pits and the shear/alteration zone. Anomalous gold values can be found throughout the alteration zone, with the best assays from the high-grade pits of ~~up to~~ 2,415.7 ppm Au over 40 cm.

-
In 1998 D. Gibson performed grid construction and conducted magnetic and E.M. surveys. From the surveys numerous magnetic anomalies, magnetic lows, were outlined along with a large Fraser Filter V.L.F. anomaly. The Fraser Filter E.M. anomaly can be traced for 1200 meters on the property and has been found to be coincidental with the location of the porphyry unit drilled by Noranda.

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In 2006, D. Gibson performed Magnetic, Gravity and Soil Geochemical Surveys within the Hotstone Gold Property to further identify the gold bearing structures. From the Exploration Program and number of gold in soil geochemical trends were outlined coincidental with gravity anomalies. Gold within the Hotstone Gold Property is found within a large quartz-carbonate fuchsite alteration zone, which spans the extent of the property from the east to the west. The alteration zone can be traced for over 1600 meters across the Hotstone Gold Property, and was stripped on Hotstone Gold Property for 600 meters by Noranda in the early 1980’s. Anomalous gold values can be found throughout the alteration zone, with the best assays from quartz lenses, veins and the ~~high-grade~~ gold-bearing pits. A number of quartz veins and lenses found within the shear zone carry high gold values. Lenses within the shear zone vary in size from 8 feet long and 2 feet wide

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to 200 feet long and 4 feet wide with high, but erratic gold values. Two ~~high-grade~~ gold-bearing pits exist on a large quartz vein within the alteration zone ~~where samples of up to 7 oz/ton Au have been reported~~. In 1997 Orezone Resource Inc. obtained samples of 2,415.7 ppm over 40 cm from the high-grade vein.

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Within the Hotstone Gold Property there exists a large porphyry unit, which is coincidental with the alteration zone and a Fraser Filter E.M. anomaly.  This anomaly runs the near extent of the Hotstone Gold Property, 1200 meters, and is also associated with a drill hole put down by Noranda in the 1980’s, which intersected 100 feet of well-mineralized quartz-feldspar porphyry. Drill logs exist yet Noranda, never published assay values, which was a common practice by the company at that time.”

Comment:

12.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

We provide below a brief description of our sample collection, sample preparation, and the analytical procedures used to develop your analytical results.  We have further detailed the Quality/Assurance/Quality Control (QA/QC) protocols that were used during the exploration program.   The Company has not currently developed written internal policy for ongoing exploration programs in regard to Quality/Assurance/Quality Control (QA/QC) but expects to do so prior to the commencing any other exploration programs.

Santa Rita

A total of 904 “B Horizon” soil samples were collected on the property in April, 2011.  Samples were collected from a variably developed “B” horizon using a soil auger, with sample depths ranging between 2 and 25 cm below surface.

A total of 262 rock samples were recovered from the property in April.  The majority of rock samples were collected from vein and, to a lesser degree, manto horizons exposed at surface and/or in underground workings from the upper portion of Humaspunco Mountain.

From the samples recovered in April, 2011, a total of 181 were described as vein samples, 73 as from manto occurrences and 7 representing alteration.  Representative samples were taken of mineralization in an attempt to ascertain the average grade of mineralization.  As such, some samples represent silver-rich, base metal mineralization, while others represent alteration haloes and/or barren samples.  Sampling was undertaken by 7 separate individuals and is, therefore, subjective.

Many of the shallow trenches and pits developed on mineralized occurrences, particularly the veins, have sloughed in and no longer expose the mineralized veins.  Representative samples were taken from hand-cobbed material adjacent to the trenches.  In situ mineralized veins were sampled only in very few instances.

Quality Controls/Quality Assurance Undertaken on the Santa Rita program.

Before the samples from the Santa Rita property were taken to the Acme Analytical Laboratories preparation facility, they were under the direct supervision of either D. Gibson, Vice President of Exploration, and/or R. Walker, Chief Geologist, at all times.  Samples were delivered directly to Acme Analytical Laboratories in Lima, Peru for analysis by standard fire assay for gold and an aqua-regia digestion and ICP analysis for 37 elements.

As part of their analytical procedure, Acme Analytical Laboratories Ltd, an International Organization for Standardization (“ISO” 9001:2000) certified laboratory, utilizes a well-defined internal quality control protocol, as follows:

“Samples submitted are analyzed with the strictest quality control.  Blanks (analytical and method), duplicates and standard reference materials inserted in the sequences of client samples provide a measure of background noise, accuracy and precision.  QA/QC protocol incorporates a granite or quartz sample-prep blank(s) carried through all stages of preparation and analysis as the first sample(s) in the job. Typically an analytical batch will be comprised of 34-36 client samples, a pulp duplicate to monitor analytical precision, a -10 mesh reject duplicate to monitor sub-sampling variation (drill core only), a reagent blank to measure background and an aliquot of Certified Reference Material (CRM) or Inhouse Reference Material to monitor accuracy.  In the absence of suitable CRMs Inhouse Reference Materials are prepared and certified against internationally certified reference materials  such as CANMET and USGS standards where possible and will be externally verified at a minimum of 3 other commercial laboratories.  Using these inserted quality control samples each analytical batch and complete job is rigorously reviewed and validated prior to release. All the reported results were within acceptable detection ranges (less than 2 standard deviation variation).” (Acme web-site at http://acmelab.com).

Sample preparation, security and analytical procedures utilized by Acme Analytical Laboratories Ltd are considered to be adequate for this due diligence property evaluation and for the mineralization type encountered on the Property.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above is satisfactory.  Please advise if you require us to file an amended Form 20-F in order to reflect these changes or, as we are currently finalizing our Form 20-F for the period ended April 30, 2012, whether we should just ensure that we enact all of the required changes into the upcoming April 30, 2012 filing.

Should you further, please do not hesitate to contact the undersigned.

Yours truly,

/s/Joseph Bucci
Joseph Bucci
President

CC: file